

Greg Ginsburg · 3rd

SVP-Supply Chain at SmartSweets--On a Mission to Kick 5.5 Billion Grams of Sugar in a Single Year!

Oakland, California, United States · Contact info

500+ connections

SmartSweets

University of California, Berkeley

Experience

SVP-Supply Chain
SmartSweets · Full-time
Jan 2021 – Present · 1 yr
Vancouver, British Columbia, Canada

The Clorox Company
10 yrs 8 mos

VP Product Supply Services
Full-time
Mar 2014 – Jan 2021 · 6 yrs 11 mos
Pleasanton

Global responsibilities for sourcing (procurement and strategic sourcing), supply chain design, commercialization project management, supply chain services, production services and resource planning. Serve as mega process leader for supply chain function driving capability development and delivering integration between functional and business plans.

VP Product Supply Specialty Division
Apr 2013 – Mar 2014 · 1 yr
Oakland, Ca

Responsible for all activities that delivered supply chain performance as well as integration of the business plan into operations for cost, innovation and quality.

Show 1 more role

Vice President-Supply Chain & Sustainability
Clifbar & Co.
Jun 2008 – Jun 2010 · 2 yrs 1 mo

Responsibilities include operations, procurement, logistics, customer service, planning, sustainability

Vice President
Clif Bar & Company
May 2007 – Jun 2008 · 1 yr 2 mos

Director of Planning, Glad/Litter; Director of Procurement
Clorox
2002 – May 2007 · 5 yrs

Oversee all supply chain acitivites for $1B business

Show 2 more experiences

Education

University of California, Berkeley
Biology, Environmental Biology
1979 – 1983
Activities and Societies: ZBT Fraternity

Stanford University
Supply Chain Executive Management, Supply Chain Strategy, Executive Education
2012 – 2012

Wharton
Negotiation Strategy
2005 – 2005

Show 1 more education

Volunteer experience

Board Member
Salesian College Preparatory
Aug 2018 – Present • 3 yrs 5 mos
Education

Salesian College Preparatory is a Catholic school that educates young men and women to develop into good citizens for the betterment of society and the glory of God. Since 1960, Salesian has been known for its rigorous academic curriculum, competitive athletics and family atmosphere that drive the mission to develop outstanding citizens. Check out salesian.com to learn more.

Basketball/Volleyball Coach
Salesian College Preparatory
Aug 2009 – Present • 12 yrs 5 mos
Education

Business Consultant
Inner City Adviso
Jun 2008 – Present • 13 yrs 7 mos
Economic Empowerment

I serve as both as an advisor to ICA portfolio companies and am honored by a representing their interests and providing consultation for Firebrand Foods as a Board Member.